The following is a transcript of a portion of a presentation made at an internal meeting of US employees of Brookfield Office Properties Inc. (“BPO”) held on April 30, 2013. The following transcript concerns the announced transaction between BPO and MPG Office Trust, Inc. (“MPG”).

Transcript of internal meeting of US employees of BPO, held April 30, 2013.

******

Mitchell Rudin, head of BPO’s US commercial operations. Now to Maguire, last week, BPO and institutional fund partners announced our agreement to acquire Maguire Property Trust in Los Angeles. The transaction remains contingent upon approval from MPG shareholders and upon closing, which is expected to be in the beginning of the third quarter, the fund will own our existing resources together with the assets of MPG in Los Angeles. It will give us a sizable portfolio. Customarily, L.A. people talk about the top three buildings in L.A. There are six buildings to fit into that top three category, depending on who you are, and now we control all six. So we’ll now be the top six buildings in LA. The fund will also acquire our retail complex FIG@7th as well as the strategically located development site which is adjacent to FIG@7th and two of the office towers. We will own approximately 47% of the fund and will handle asset management leasing and property operations. Downtown L.A. is just a terrific market and, for those of you who didn’t see it, there was fortunately a great article in the Wall Street Journal last Friday focused on the athletes, celebrities and the like who are buying apartments in the Ritz Carlton, but interspersed throughout that article were just terrific quotes about the progress of downtown L.A. moving toward a 24-hour city – the restaurants, the sports, the office tenants and the like. On this one, unfortunately, since the transaction is not closed, I am not going to be able to answer any questions about it, so if any questions do come in on this, we’re going to have to defer on it.

In terms of the reaction, it’s really been great and all of us involved received a number of congratulatory phone calls and e-mails and there were just a few that I wanted to point out together with an analyst reaction. So, Carl Muhlstein, who one of the top brokers in LA at Jones Lang, wrote “congratulations on accumulating one of the strongest urban assemblages nationally and continuing the tradition of improving the workplace and community.” And I really wanted to start with this because it so speaks to who we are as an organization and it’s not just about putting a great office deal together, it’s really about taking an approach where we’re going to be a part of the improvement of the L.A. community and – not a surprise to somebody like Carl – but recognized as what we do. It is what we’re very much about and some of the things that we’ve talked about in the town halls and the branding discussions about our sense of place and who we are. John Cushman, also a very good friend and Chair of C&W, is quoted in The Times: “They are absolutely a first class landlord. These guys are the real deal. Brookfield buying the rest of MPG’s portfolio is like putting together Chrysler, Ford and GM. It’s that impactful.” And then we picked one quote from an analyst, which was fairly representative of what we heard from the others. Not one was negative and, in this case, Neil Downey from RBC: “It’s an interesting asset management move. The result and structure, one, eliminates a weak owner from the downtown LA market, two, gives BPO greater market presence and, three, allows BPO to leverage its asset management platform as the fee for service manager of the fund. We see a neutral near-term impact with an improved return potential over time.”

******